

Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

August 1, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 1, 2018 The Nasdaq Stock Market (the "Exchange") received from Tottenham Acquisition I Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Warrants
Common Stock, $0.0001 par value
Rights
Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery